EXHIBIT 99.1

News Release dated July 14, 2020, Suncor Energy to release second quarter 2020 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release second quarter 2020 financial results

Calgary, Alberta (July 14, 2020) – Suncor will release its second quarter financial results on July 22, 2020 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the second quarter will be held on July 23 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Mark Little, president and chief executive officer and Alister Cowan, chief financial officer. A question and answer period with analysts will follow brief remarks from management. Trevor Bell, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the conference, go to suncor.com/webcasts.

If you are an analyst or media and would like to participate in the Q&A period:

•	if calling from North America: 1-866-219-5885
•	if calling from outside North America: +1-209-905-5918

An archive of the webcast will be available on suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com.

Investor inquiries: 1-800-558-9071 invest@suncor.com	Media inquiries: 1-833-296-4570 media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com